JANUARY 10, 2011

VIA EDGAR AND FACSIMILE

Jeffrey Riedler, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Celldex Therapeutics, Inc.
Form 10-K for the Fiscal Year ended December 31, 2009
Filed March 12, 2010
Form 10-K/A for the Fiscal Year ended December 31, 2009
Filed March 31, 2010
File No. 000-15006

Dear Mr. Riedler:

This letter is written in response to your letter to Celldex Therapeutics, Inc. (“Celldex”) with respect to its Annual Report on Form 10-K for the Fiscal Year ended December 31, 2009, filed on March 12, 2010, and the amendment thereto on Form 10-K/A, filed on March 31, 2010.  We have set forth below each of your comments, followed by the Company’s response.

Item 1. Business

Partnerships, page 10

1.            Please provide draft disclosure for future filings which provides a more thorough description of the Glaxo and PRF agreements.  With respect to the Glaxo agreement:

•                  Disclose whether you may be entitled to further milestone payments.  If you may be, then quantify the potential milestone payments and describe the nature of the triggering events; and

•                  Disclose when the latest to expire patent is scheduled to do so.

With respect to the PRF agreement:

•                  Disclose the percentage of your royalties and milestone payments that PRF is entitled to receive; and

•                  Please specify when your agreement with PRF expires and explain how the $27.5 million threshold operates.

RESPONSE: In response to the Staff’s comment, below is draft disclosure concerning both the Glaxo and PRF agreements to be made in future filings (marked to show changes from what is currently contained in our annual report on Form 10-K for the Fiscal Year ended December 31, 2009):

“GlaxoSmithKline plc (“Glaxo”) and Paul Royalty Fund II, L.P. (“PRF”)

Rotavirus is a major cause of diarrhea and vomiting in infants and children. In 1997, we licensed our oral rotavirus strain to Glaxo and Glaxo assumed responsibility for all subsequent clinical trials and all other development activities. Glaxo gained approval for its rotavirus vaccine, Rotarix®, in Mexico in July 2004, which represented the first in a series of worldwide approvals and commercial launches for the product leading up to the approval in Europe in 2006 and in the U.S. in 2008. We licensed-in our rotavirus

Jeffrey Riedler, Assistant Director	January 10, 2011
Division of Corporation Finance

strain in 1995 and owe a license fee of 30% to Cincinnati Children’s Hospital Medical Center (“CCH”) on net royalties received from Glaxo. We are obligated to maintain a license with CCH with respect to the Glaxo agreement. The term of the Glaxo agreement is through the expiration of the last of the relevant patents covered by the agreement, although Glaxo may terminate the agreement upon 90 days prior written notice. The last relevant patent is scheduled to expire in December 2012. No additional milestone payments are due from Glaxo under the agreement.

In May 2005, we entered into an agreement whereby an affiliate of PRF purchased ~~an~~ a 70% interest in the milestone payments and net royalties that we will receive on the development and worldwide sales of Rotarix®. We have received a total of $60 million in milestone payments under the PRF agreement. No additional milestone payments are due from PRF under the agreement. The PRF agreement terminates on December 12, 2012, unless otherwise extended.

Royalty rates on Rotarix® escalate from 7% to 10% based on net product sales in countries that have valid patent protection. These royalty rates are discounted by 30% for “non-patent” countries (primarily international markets). In September 2006, we received notice from Glaxo that Glaxo would begin paying royalties on sales of Rotarix® vaccine at the lower of the two royalty rates under their 1997 license agreement. Glaxo’s decision to pay the lower royalty rate (which is 70% of the full rate) is based upon Glaxo’s assertion that Rotarix® is not covered by the patents Glaxo licensed from us in Australia and certain European countries. We are currently evaluating the basis for Glaxo’s action and our potential remedies. If Glaxo’s position stands, the royalties to which PRF is entitled will no longer be limited by a $27.5 million annual threshold, which we projected may have been reached in later years as sales of Rotarix® increased. With respect to the $27.5 million annual threshold, if worldwide net royalties on sales of Rotarix® exceed $27.5 million in any year, we would retain approximately 65% of all royalties in excess of $27.5 million.  Irrespective of Glaxo’s position, we will still retain approximately 65% of the royalties on worldwide sales of Rotarix® once PRF receives 2.45 times the aggregate cash payments of $60 million it made to us, though the potential amount of such residual royalties will be lower if Glaxo’s position stands.”

2.            Please provide expanded disclosure of your agreement with Vaccine Technologies to be included in future filings.  The expanded disclosure should quantify the aggregate milestone payments you may receive from the license and indicate the range of royalty payments you may receive, e.g., “single-digits,” “teens,” “twenties,” etc.  Please file the agreement as an exhibit or provide us with the basis of your belief that you are not required to file it.

RESPONSE:  In response to the Staff’s comment, below is draft disclosure concerning our agreement with Vaccine Technologies to be made in future filings (marked to show changes from what is currently contained in our annual report on Form 10-K for the Fiscal Year ended December 31, 2009):

“Vaccine Technologies, Inc. (“VTI”)

In January 2009, we entered into a license agreement with VTI under which we granted a worldwide exclusive license to VTI to develop and commercialize our CholeraGarde® and ETEC vaccine programs. We may receive milestones payments of up to $750,000 and royalties in the low- to mid-teens with respect to development and commercialization of the technology licensed to VTI.”

We entered into the Vaccine Technologies agreement to out-license CholeraGarde® and the ETEC vaccine products, which we determined were not material to our business and which we were no longer going to pursue.  After consideration of a range of potential scenarios with respect to future milestone payments and royalties under the Vaccine Technologies agreement, we made a determination that the Vaccine Technologies agreement is not material to the Company.  Accordingly, we did not include the agreement as

Jeffrey Riedler, Assistant Director	January 10, 2011
Division of Corporation Finance

an exhibit to our annual report on Form 10-K for the Fiscal Year ended December 31, 2009.  Our inclusion of a discussion of the Vaccine Technologies agreement in that filing was intended to assist the reader in understanding what had occurred during 2009 with respect to the CholeraGarde® and the ETEC vaccine products, which in previous periods had been more important to our business.

Research and Collaboration Agreements, page 12

3.            Pursuant to disclosure throughout your document, it appears that your agreement with Medarex continues to be active.  Please provide draft disclosure for future filings describing the nature of the patents and intellectual property rights, quantify the potential milestone payments and a royalty range and disclose any term and termination provisions.

RESPONSE:  In response to the Staff’s comment, below is draft disclosure concerning our agreement with Medarex to be made in future filings (marked to show changes from what is currently contained in our annual report on Form 10-K for the Fiscal Year ended December 31, 2009):

“Medarex, Inc., a subsidiary of Bristol Myers Squibb (“Medarex”)

We and Medarex, a former related party, have entered into the following agreements, each of which was approved by a majority of its independent directors who did not have an interest in the transaction. These agreements include:

•             An Assignment and License Agreement, as amended, (“Assignment and License Agreement”) that provides for the assignment of certain patent and other intellectual property rights and a license to certain Medarex technology related to the Company’s APC Targeting Technology™ and an anti-mannose receptor product; and

•             A Research and Commercialization Agreement, as amended, (“Research and Commercialization Agreement”) that provides us with certain rights to obtain exclusive commercial licenses to proprietary monoclonal antibodies raised against certain antigens utilizing the Medarex UltiMAb® technology platform for generating antibodies.

Under the terms of the Assignment and License Agreement and Research and Commercialization Agreement, we may be required to pay milestones of up to $7.0 million upon obtaining first approval for commercial sale in a first indication of a product containing a licensed antibody and royalty payments in the low- to mid-single digits on any net product sales to Medarex with respect to the development of any products containing such licensed antibodies. In September 2010, we exercised an option under our Research and Commercialization Agreement, whereby we have a commercial license to the human antibody technology specifically for CDX-1127, our CD27 antibody.

In October 2007, we and Medarex entered into a settlement and mutual release agreement which settled disputed amounts we owed Medarex. We issued to Medarex 351,692 shares of our common stock equal in value to $3.0 million, based on the per share price of $8.64 set on the second trading day prior to the closing date of the AVANT Merger and exchanged releases. At December 31, 2008, we owed Medarex an additional $3.0 million related to a Master Services Agreement, which we paid Medarex in October 2009.”

Jeffrey Riedler, Assistant Director	January 10, 2011
Division of Corporation Finance

4.            Please provide us with draft disclosure for future filings that specifies the aggregate milestone payments as well as the range of royalties that you may be required to pay under each of the other agreements discussed herein.  Also, please file your license agreement with Amgen, Inc. as an exhibit to your annual report.  If you believe this agreement is not material and should not be filed, please provide us with the basis of your belief.

RESPONSE:  In response to the Staff’s comment, below is draft disclosure concerning our agreements with Rockefeller University, Duke University Brain Tumor Cancer Center, Ludwig Institute for Cancer Research, Alteris Therapeutics, Inc., Thomas Jefferson University, 3M Company, University of Southampton, UK, Amgen Inc., Amgen Fremont (formerly Abgenix), and Seattle Genetics, Inc., to be made in future filings (marked to show changes from what is currently contained in our annual report on Form 10-K for the Fiscal Year ended December 31, 2009):

“Rockefeller University (“Rockefeller”)

In November 2005, we and Rockefeller entered into a license agreement for the exclusive worldwide rights to human DEC-205 receptor, with the right to sublicense the technology. The license grant is exclusive except that Rockefeller may use and permit other nonprofit organizations to use the human DEC-205 receptor patent rights for educational and research purposes. We may be required to pay milestones of up to $3.9 million upon obtaining first approval for commercial sale in a first indication of a product targeting the licensed receptor and royalty payments in the low- to mid-single digits on any net product sales to Rockefeller with respect to development and commercialization of the human DEC-205 receptor. ~~We may also be required to pay royalties on any product sales.~~

Duke University Brain Tumor Cancer Center (“Duke”)

In September 2006, we and Duke entered into a license agreement that gave us access and reference to the clinical data generated by Duke and its collaborators in order for us to generate our own filing with the FDA relating to the CDX-110 product. We may be required to pay milestones of up to $1.0 million upon obtaining first approval for commercial sale in a first indication and royalty payments in the low-single digits on any net product sales to Duke with respect to development and commercialization of the CDX-110 product. In connection with the Pfizer Agreement, we determined that $2.4 million was payable to Duke as a sublicense fee. As provided for under the Duke license, we paid 50% of this amount to Duke in the form of 81,512 shares of our common stock in October 2008.

Ludwig Institute for Cancer Research (“Ludwig”)

In October 2006, we and Ludwig entered into an agreement for the nonexclusive rights to six cancer tumor targets for use in combination with our APC Targeting Technology. The term of the agreement is for ten years. We may be required to pay milestones of up to $1.0 million upon obtaining first approval for commercial sale in a first indication and royalty payments in the low-single digits on any net product sales to Ludwig with respect to development and commercialization of the technology licensed from Ludwig.

Alteris Therapeutics, Inc. (“Alteris”)

In October 2005, we completed the acquisition of the assets of Alteris, including the EGFRvIII molecule that we licensed to Pfizer under the Pfizer Agreement. We may be required to pay Alteris up to $5.0 million upon obtaining the first approval for commercial sale of a product containing EGFRvIII, including CDX 110.

Jeffrey Riedler, Assistant Director	January 10, 2011
Division of Corporation Finance

Thomas Jefferson University (“TJU”)

In February 2003, we entered into three exclusive license agreements with TJU. Under these licenses, we may be required to pay milestones of up to $3.0 million upon obtaining first approval for commercial sale in a first indication and royalty payments in the low-single digits on any net product sales to TJU with respect to development and commercialization of the technology licensed from TJU. In connection with the Pfizer Agreement, we amended our licenses with TJU to add additional sublicensing rights and paid $4.5 million in sublicense fees to TJU in 2008.

3M Company

In June 2008, we and 3M Company entered into a license agreement for the exclusive worldwide rights to access 3M Company’s proprietary Immune Response Modifier, Resiquimod™, (and additional Toll-Like Receptor 7/8 agonists (“TLR”)) for clinical study with our proprietary APC Targeting Technology, for use as vaccine adjuvants, with the right to sublicense the technology. We may be required to pay milestones of up to $3.8 million upon obtaining first approval for commercial sale of each product using this vaccine adjuvant and royalty payments in the low-single digits on any net product sales to 3M Company with respect to development and commercialization of the technology licensed from 3M Company.

University of Southampton, UK (“Southampton”)

In November 2008, we entered into a license agreement with Southampton to develop human antibodies towards CD27, a potentially important target for immunotherapy of various cancers. CD27 is a critical molecule in the activation pathway of lymphocytes, is downstream from CD40, and may provide a novel way to regulate the immune responses. In preclinical models, antibodies to CD27 have been shown to mediate anti-tumor effects alone, and may be particularly effective in combination with our other immunotherapies. We may be required to pay milestones of up to approximately $1.4 million upon obtaining first approval for commercial sale in a first indication and royalty payments in the low-single digits on any net product sales to Southampton with respect to development and commercialization of the technology licensed from Southampton.

Amgen Inc. (“Amgen”)

In March 2009, we entered into a license agreement with Amgen to expand our Precision Targeted Immunotherapy Platform by acquiring exclusive rights to CDX-301 and CD40 ligand (CD40L). CDX-301 and CD40L are immune modulating molecules that increase the numbers and activity of immune cells that control immune responses. We may be required to pay milestones of up to $1.3 million upon obtaining first approval for commercial sale in a first indication and royalty payments in the low-single digits on any net product sales to Amgen with respect to development and commercialization of this technology licensed from Amgen.

Jeffrey Riedler, Assistant Director	January 10, 2011
Division of Corporation Finance

Amgen Fremont (formerly Abgenix)

In connection with the CuraGen Merger, we assumed the license agreement between CuraGen and Amgen Fremont (successor in-interest to Abgenix) to develop fully human monoclonal antibody therapeutics. In May 2009, an amendment to the license agreement (“Amgen Amendment”) was entered into related to CuraGen’s exclusive rights to develop and commercialize CDX-011 and 11 other licensed antigens. Under the Amgen Amendment, CuraGen and Amgen Fremont agreed to modify the terms of their existing cross license of antigens whereby the amended license would be fully paid-up and royalty-free (except for any potentially required payments by CuraGen to the original licensor of CDX-011).

Seattle Genetics, Inc. (“Seattle Genetics”)

In connection with the CuraGen Merger, we assumed the license agreement between CuraGen and Seattle Genetics whereby CuraGen acquired the rights to proprietary antibody-drug conjugate (“ADC”) technology for use with its their proprietary antibodies for the potential treatment of cancer. We may be required to pay milestones of up to $7.5 million upon obtaining first approval for commercial sale in a first indication and royalty payments in the mid-single digits on any net product sales to Seattle Genetics with respect to development and commercialization of the ADC technology.”

Please note that we filed our agreement with Amgen as an exhibit to the amendment to our annual report on Form 10-K/A for the Fiscal Year ended December 31, 2009, filed on December 23, 2010.

Form 10-K/A

Item 11. Executive Compensation

Compensation Discussion and Analysis, page 8

5.            You note that you establish individual performance goals as part of your executive compensation determination.  While we recognize that you did not assign a relative weight to these goals and did not conduct a numerical assessment of them, please describe these goals, with specificity, describe the extent to which they were achieved and explain how the level of achievement impacted the final compensation awards for each named executive officer.

RESPONSE:  In response to the Staff’s comment, we note that for 2009, the individual goals of the named executive officers were identical to the corporate performance goals described on pages 10 and 11 of the Form 10-K/A.  As such, individual goals were not taken into account separately from the corporate performance goals.  As discussed on page 10 of the Form 10-K/A, “the Compensation Committee determined that we had achieved 100% of our stated 2009 bonus objectives” (referring to the corporate performance goals), which resulted in each of the named executive officers receiving 100% of target bonus, as further discussed on pages 11 and 12 of the Form 10-K/A. In future filings we will, as applicable, either disclose that individual performance goals for the named executive officers are identical to the corporate performance goals, or, to the extent that they are not identical, we will describe the individual performance goals with specificity, describe the extent to which they were achieved and explain how the level of achievement impacted the final compensation awards for each named executive officer.

*              *              *

Jeffrey Riedler, Assistant Director	January 10, 2011
Division of Corporation Finance

As requested in the Comment Letter, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings referred to herein;

•                  Staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the enclosed matters, please do not hesitate to call Anthony O. Pergola at 973-597-2444.

Very truly yours,

/s/ Avery W. Catlin,

Senior Vice President and Chief Financial Officer

Celldex Therapeutics, Inc.

cc:	Securities and Exchange Commission
Scot Foley, Esq.

Lowenstein Sandler PC
Anthony O. Pergola, Esq.